Exhibit 99.2

AMBOW EDUCATION HOLDING LTD.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2023 AND 2024

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2023	2024
		$	$
		As Revised	Unaudited
ASSETS
Current assets:
Cash and cash equivalent	4	274	1,645
Restricted cash	4	9,781	7,384
Accounts receivable, net	5	2,280	2,257
Prepaid and other current assets	6	178	144
Total current assets		12,513	11,430
Non-current assets:
Property and equipment, net		6	2
Intangible assets, net		522	517
Operating lease right-of-use asset	14	4,896	3,821
Other non-current assets	7	2,629	1,805
Total non-current assets		8,053	6,145

Total assets		20,566	17,575

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2023	2024
		$	$
		As Revised	Unaudited
LIABILITIES
Current liabilities:
Short-term borrowings	8	3,939	2,700
Accounts payable		1,386	942
Accrued and other liabilities	9	1,468	973
Income taxes payable		510	—
Operating lease liability, current	14	2,486	2,325
Total current liabilities		9,789	6,940
Non-current liabilities:
Operating lease liability, non-current	14	4,349	3,991
Total non-current liabilities		4,349	3,991

Total liabilities		14,138	10,931

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2023	2024
		$	$
		As Revised	Unaudited
Commitments and contingencies

EQUITY
Preferred shares
($0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2023 and June 30, 2024)		—	—
Class A Ordinary shares
($0.003 par value; 66,666,667 and 66,666,667 shares authorized; 52,419,109 and 52,419,109 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	10	146	146
Class C Ordinary shares
($0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)		13	13
Additional paid-in capital		517,031	517,031
Accumulated deficit		(510,634)	(510,418)
Accumulated other comprehensive loss		(128)	(128)
Total equity		6,428	6,644
Total liabilities and equity		20,566	17,575

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,		For the three months ended June 30,
	Note	2023	2024	2023	2024
		$	$	$	$
NET REVENUES
Educational program and services		6,097	4,773	2,728	2,399
COST OF REVENUES
Educational program and services		(4,082)	(2,208)	(1,508)	(1,064)

GROSS PROFIT		2,015	2,565	1,220	1,335
Operating expenses:
Selling and marketing		(425)	(550)	(148)	(251)
General and administrative		(3,449)	(2,280)	(1,829)	(944)
Research and development			(150)		(75)
Total operating expenses		(3,874)	(2,980)	(1,977)	(1,270)

OPERATING (LOSS) INCOME		(1,859)	(415)	(757)	65

OTHER (EXPENSES) INCOME
Interest (expense) income, net		(33)	66	(26)	31
Foreign exchange loss, net		(9)	—	(9)	—
Other (expenses) income, net		(281)	60	(196)	33
Total other (expenses) income		(323)	126	(231)	64

(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS		(2,182)	(289)	(988)	129
Income tax (expense) benefit	12	(13)	505	(13)	(6)

NET (LOSS) INCOME		(2,195)	216	(1,001)	123
-Less: Net (loss) income attributable to noncontrolling interests		—	—	—	—

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		(2,195)	216	(1,001)	123
OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Other comprehensive (loss) income		—	—	—	—

TOTAL COMPREHENSIVE (LOSS) INCOME		(2,195)	216	(1,001)	123

Net (loss) income per share - basic and diluted	13	(0.0395)	0.0038	(0.0175)	0.0022
Net (loss) income per ADS - basic and diluted		(0.7900)	0.0760	(0.3500)	0.0440

Weighted average shares used in calculating basic and diluted net (loss) income per share	13	55,525,314	57,127,524	57,127,524	57,127,524

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
									Accumulated
		Class A Ordinary		Class C Ordinary		Additional			other	Non-
		shares		shares		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
	Note	Shares	Amount	Shares	Amount	capital	reserves	deficit	loss	interest	Equity
			$		$	$	$	$	$	$	$
Balance as of January 1, 2024		52,419,109	146	4,708,415	13	517,031	—	(510,634)	(128)	—	6,428
Net income		—	—	—	—	—	—	93	—	—	93
Balance as of March 31, 2024		52,419,109	146	4,708,415	13	517,031	—	(510,541)	(128)	—	6,521
Net income		—	—	—	—	—	—	123	—	—	123
Balance as of June 30, 2024		52,419,109	146	4,708,415	13	517,031	—	(510,418)	(128)	—	6,644

Balance as of January 1, 2023		47,419,109	131	4,708,415	13	515,182	—	(507,573)	—	—	7,753
Issuance of ordinary shares in a registered direct offering	10	5,000,000	15	—	—	1,849	—	—	—	—	1,864
Net loss		—	—	—	—	—	—	(1,194)	—	—	(1,194)
Balance as of March 31, 2023		52,419,109	146	4,708,415	13	517,031	—	(508,767)	—	—	8,423
Net loss		—	—	—	—	—	—	(1,001)	—	—	(1,001)
Balance as of June 30, 2023		52,419,109	146	4,708,415	13	517,031	—	(509,768)	—	—	7,422

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2023	2024
	$	$
Cash flows from operating activities
Net cash used in operating activities	(2,933)	(601)
Cash flows from investing activities
Net cash provided by investing activities	—	814
Cash flows from financing activities
Proceeds from issuance of ordinary shares and warrants to purchase ordinary shares	1,864	—
Proceeds from short-term borrowings	2,439	1,200
Repayments of short-term borrowings	—	(2,439)
Proceeds from third-parties’ loans	3,450	—
Proceeds from borrowing from related parties	—	200
Repayments of borrowing from related parties	—	(200)
Net cash (used in)/provided by financing activities	7,753	(1,239)

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(13)	—

Net change in cash, cash equivalents and restricted cash	4,807	(1,026)

Cash, cash equivalents and restricted cash at beginning of periods	7,596	10,055

Cash, cash equivalents and restricted cash at end of periods	12,403	9,029
Cash, cash equivalents and restricted cash at end of year	12,403	9,029

Supplemental disclosure of cash flow information
Income tax paid	(27)	—
Interest paid	(74)	(75)
Supplemental disclosure of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	129	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying consolidated financial statements include the financial statements of Ambow Education Holding Ltd. (hereinafter referred to as the “Company”) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group.” The Group is a U.S.-based, leading AI-driven educational and collaboration technology company. Its mission is to eliminate barriers between online and offline environments, languages and regions, and academia and industry. The Group offers high-quality, individualized, and dynamic career education services and products through the operation of its for-profit colleges.

2. LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2024, the Group’s consolidated current assets exceeded its consolidated current liabilities by $4,490, reflecting a positive working capital balance. The Group’s consolidated net assets were $6,644 as of June 30, 2024. The Group assesses that it could meet its obligations for the next 12 months from the issuance date of the condensed consolidated financial statements.

The Group’s principal sources of liquidity were cash used in operating activities, bank borrowings, third-party loans, and ordinary shares issuance. The Group had net cash used in operating activities of $2,933 and $601 for the six months ended June 30, 2023 and 2024, respectively. As of June 30, 2024, the Group had $1,645 in unrestricted cash and cash equivalents.

The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to achieve a net income position in the foreseeable future. If management is not able to increase revenues and/or manage costs and operating expenses in line with revenue forecasts, the Group may not be able to achieve profitability.

The Group believes that available cash and cash equivalents, restricted cash released within 12 months, and cash provided by operating activities, together with cash available from the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the issue date of the unaudited condensed consolidated financial statements, and the Group has prepared the unaudited condensed consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and expects that it will require additional capital to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, obtaining credit facilities, streamlining business units, controlling rental, overhead and other operating expenses and seeking to further dispose of non-cash generating units. Management cannot provide any assurance that the Group will raise additional capital if needed.

Risks and Uncertainties

On January 19, 2023, the New England Commission of Higher Education (“NECHE”) informed Bay State College (“BSC”) of its intention to withdraw BSC’s accreditation as of August 31, 2023. Following the rejection of Ambow’s appeal, the Board of Trustees announced to permanently close Bay State College at the end of the 2022-2023 academic year, and this permanent closer was completed on August 31, 2023. The College provided academic, support and transitional services to students through August 31, 2023, and signed agreements with several area universities to provide program completion pathways to Bay State students, often with enhanced transfer and other opportunities.

3. SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Group have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2023 Annual Report filed with the SEC on April 25, 2024. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

b. Foreign currency translation

The Group uses US$ as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and the United States is US$. In the Group’s consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ or their respective local currency as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of comprehensive (loss) income.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of comprehensive (loss) income.

c. Revenue recognition

The Group’s revenue is generated from delivering educational programs and services.

The core principle of ASC 606 is that an entity recognizes revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

We have NewSchool of Architecture & Design in the U.S., which offers career-focused post-secondary educational services to undergraduate students.

For undergraduate students, there are usually no written formal contracts between us and the students, according to business practice. Records with the student’s name, grades, tuition and fees collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities.

For undergraduate students, our performance obligations are to provide acknowledged academic education within academic years, and post-secondary education with associate and bachelor’s programs within agreed-upon periods. The transaction price is the tuition fee received and circumstances like other variable considerations, significant financing components, noncash considerations, and considerations payable to a customer do not exist. As there is only one performance obligation, the transaction price is allocated to the one performance obligation. The Group satisfies the performance obligation to students over time and recognizes revenue according to school days consumed in each month of a semester.

Contract Balances

The Group classifies its right to consideration in exchange for service transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due. The Group did not record contract assets as of December 31, 2023 and June 30, 2024.

The contract liabilities consist of deferred revenue, which relates to unsatisfied performance obligations at the end of each reporting period and consists of tuition received in advance from students. As of December 31, 2023 and June 30, 2024, the Group’s deferred revenue amounted to $544 and $422, respectively.

d. Allowance for Credit Losses

In accordance with Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments - Credit Losses, the Company estimates and records an expected lifetime credit loss on accounts receivable and long-term receivable included in other non-current assets by utilizing historical write-off rates as a starting point for determining expected credit losses and has considered all available relevant information, including details about past events, current conditions, and reasonable and supportable forecasts, as well as their impact on the expected credit losses. The allowance for expected credit losses is adjusted for current conditions and reasonable and supportable forecasts.

e. Leases

The Group accounts for its lease under ASC 842 Leases, and identifies the lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, the Group recognizes operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term leases and are not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term. For finance leases, the Group recognizes finance lease right-of-use assets. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the Group’s incremental borrowing rate over a similar term of the lease payments at lease commencement. Some of the Group’s lease agreements contain renewal options; however, the Group does not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that the Group is reasonably certain of renewing the lease at inception or when a triggering event occurs. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease

When none of the criteria of a finance lease are met, a lessee shall classify the lease as an operating lease.

Finance lease

The Group classifies a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

c. The lease term is for the major part of the remaining economic life of the underlying asset;

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term;

f. Income taxes

Income taxes are provided for in accordance with the laws of the relevant taxing authorities. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740-10-50-19 requires that an entity disclose its policy on the classification of interest and penalties due to taxing authorities in the notes to the financial statements. In addition, ASC 740-10-50-15(c) requires that all entities disclose in the statement of operations and in the statement of financial position the total amounts of the interest and penalties related to tax positions recognized. As of June 30 2024, the Company did not have any interest or penalty on tax deficiencies.

Deferred tax liabilities and assets are classified as noncurrent and presented with a netted-off amount in the consolidated balance sheets as of December 31, 2023 and June 30 2024, respectively.

g. Recently issued accounting standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which aims to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to enable investors to develop more decision-useful financial analyses. The ASU No. 2023-07 is effective for the Company’s annual disclosures for fiscal year 2024 and for interim periods beginning with the first half of 2025. The Group is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In December 2023, the FASB issued Accounting Standard Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for public entities for the annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited condensed consolidated statements of cash flows.

	As of
	December 31, 2023	June 30, 2024
	$	$
	As Revised	Unaudited
Cash and cash equivalents	274	1,645
Restricted cash (Note i)	9,781	7,384
Total cash, cash equivalents, and restricted cash shown in the unaudited condensed consolidated statements of cash flows	10,055	9,029

(Note i) Restricted cash required by the Department of Education and the deposits necessary to secure letters of credit from financial institutions. The Group pledged its cash deposits to obtain the lines of credit from Cathy Bank.

Revision of previously issued financial statements

During the course of preparing the unaudited condensed consolidated financial statements for the six months ended June 30, 2024, it was identified that there was a classification error in the previously issued consolidated financial statements for the year ended December 31, 2023 in relation to the measurement of “Cash and cash equivalents” and “Restricted cash.” The cash collateral that was pledged by the Company to obtain a letter of credit from financial institutions was included in “Cash and cash equivalents,” which shall be included in “Restricted cash,” and consequently resulted in a misstatement of “Cash and cash equivalents” and “Restricted cash.” As such, the Company revised the presentation of the consolidated balance sheet as of December 31, 2023. The revision had no impact on the net loss, comprehensive loss, loss per share, accumulated deficit or the cash flows as previously reported. The impact of the revision adjustments to the specific line items presented in the consolidated financial statements as of December 31, 2023 is summarized below.

	As of December 31, 2023
Consolidated balance sheet:	As previously reported	Adjustment	As revised
	$	$	$
Cash and cash equivalents	4,834	(4,560)	274
Restricted cash	5,221	4,560	9,781

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of
	December 31, 2023	June 30, 2024
	$	$
		Unaudited
Accounts receivable	2,813	2,766
Less: Allowance for credit losses	(533)	(509)
Accounts receivable, net	2,280	2,257

Allowances for credit losses of $318 and nil were provided during the six months ended June 30, 2023 and 2024, respectively. Allowances for credit losses of nil and $24 were reversed during the six months ended June 30, 2023 and 2024, respectively. Allowances for credit losses of $101 and nil were written off during the six months ended June 30, 2023 and 2024, respectively.

6. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consisted of the following:

	As of
	December 31, 2023	June 30, 2024
	$	$
		Unaudited
Inventories	29	29
Prepayments to suppliers	127	89
Loans to third parties	6	6
Others	16	20
Total before allowance for credit losses	178	144
Less: allowance for credit losses	—	—
Total	178	144

7. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of
	December 31, 2023	June 30, 2024
	$	$
		Unaudited
Long-term restricted cash (Note i)	1,714	—
Long-term receivable (Note ii)	1,467	1,467
Long-term lease deposits	194	194
Purchased educational content	—	900
Others	23	13
Sub-total	3,398	2,574
Less: allowance for doubtful accounts	(769)	(769)
Total	2,629	1,805

(Note i) It includes cash in collateral bank accounts for the issuance of letters of credit in US$.

(Note ii) Long-term receivables related to BSC and expected to be collected 60% of the total value by the end of the year 2025, and the remaining 40% will be due by the end of the year 2026.

8. SHORT-TERM BORROWINGS

The following table sets forth the loan agreements of short-term borrowings from banks:

			Amount	Annual Interest	Repayment
Date	Borrower	Lender	($)	Rate	Due Date
January 9, 2024	Ambow Education Inc.	Cathy BANK	1,200	6.00%	December 28, 2024
October 11, 2022	Ambow Education Inc.	Cathy BANK	1,500	6.29%	October 11, 2024

In October 2022 and January 2024, the Group pledged its restricted cash amount of $1,500 and $1,200, respectively, to obtain the borrowings amount of $1,500 and $1,200 from Cathy Bank. Refer to the Note in Section 4-Cash, Cash Equivalents and Restricted Cash.

On October 11, 2022, the Group received a loan from Cathy Bank in the amount of $1,500 with a maturity date of October 11, 2023, which was renewed on November 6, 2023 with its original maturity date of October 11, 2024 and bearing interest at 6.29% per annum. On January 9, 2024, the Group received a loan from Cathy Bank in the amount of $1,200 with its original maturity date of December 28, 2024 and bearing interest at 6.00% per annum. The above loans from Cathy Bank were renewed respectively in September and December 2024 to a renewed maturity date of October 10, 2025 and December 27 2025. The pledges shall be terminated once all borrowings have been repaid and pledge cancellation registration procedures have been completed.

9. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of
	December 31, 2023	June 30, 2024
	$	$
		Unaudited
Accrued payroll and welfare	635	551
Amounts due to students	268	—
Deferred revenue	544	422
Others	21	—
Total	1,468	973

10. ORDINARY SHARES

The addition of ordinary shares during the six months ended June 30, 2023 came from a registered direct offering on February 28, 2023.

On February 28, 2023, the Company completed the issuance of 2,500,000 ADSs (representing 5,000,000 Class A Ordinary Shares of the Company) at a purchase price of $0.80 per ADS and an accompanying warrant to purchase 1,000,000 ADSs (representing 2,000,000 Class A Ordinary Shares of the Company) at a purchase price of $0.80 per ADS, in a private placement. The net proceeds from the private placement, after deducting the offering expenses, totaled $1,864, of which $15 was recognized in Class A Ordinary Shares, and $1,849 was recognized in APIC, including $400 in fair value of the warrants issued.

The Company classified the warrant in each of the aforementioned issuances on its condensed consolidated balance sheets as equity, and valued the respective warrant issued in conjunction with private placements using the Black-Scholes model.

11. SHARE-BASED COMPENSATION

Amended and Restated 2010 Equity Incentive Plan

On June 1, 2010, the Group adopted the 2010 Equity Incentive Plan, or the “2010 Plan,” which became effective upon the completion of the IPO on August 5, 2010 and terminated automatically 10 years after its adoption. On December 21, 2018, the Group amended and restated the 2010 Plan, or the “Amended and Restated 2010 Plan,” which became effective upon the approval of the Board of Directors and shareholders. The plan will continue in effect for 10 years from the date adopted by the Board, unless terminated earlier under section 18 of the plan.

Share options

Management of the Group is responsible for determining the fair value of options granted and has considered a number of factors when making this determination, including valuations. The Group did not grant options during the years ended December 31, 2023 nor during the six months ended June 30, 2024 and 2023. As of June 30, 2024 and December 31, 2023, all share options were vested and previously expensed.

Restricted stock awards

On November 22, 2018, the Board of Directors approved the grant of 200,000 Class A ordinary shares of restricted stock to senior employees of the Group. Twenty-five percent of the awards vested on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participants’ continuing service of the Group through each vesting date. During the six months ended June 30, 2024 and 2023, nil and nil shares of restricted stock were vested, respectively.

On May 27, 2022, the Board of Directors approved the grant of 200,000 fully vested Class A ordinary shares of restricted stock to a consultant as consideration for its service rendered.

On June 30, 2022, the Board of Directors approved to grant 5,200,000 fully vested Class A ordinary shares of the restricted stock to senior employees of the Group for their services rendered in the past years.

The Group recorded share-based compensation expenses of nil and nil in general and administrative expenses for the restricted stock awards for the six months ended June 30, 2023 and 2024, respectively. The unrecognized share-based compensation expenses amounted to nil as of June 30, 2024.

12. TAXATION

a. Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

U.S.

Significant components of the provision for income taxes on earnings for the six months ended June 30, 2023 and 2024 are as follows:

	Six months ended June 30,
	2023	2024
	$	$
	Unaudited	Unaudited
Current:	(13)	505
Deferred:	—	—
Provision for income tax (expenses) benefit	(13)	505

Reconciliation between total income tax expense and the amount computed by applying the U.S. statutory income tax rate to income before income taxes is as follows:

	Six months ended June 30,
	2023	2024
	%	%
	Unaudited	Unaudited
Weighted average statuary tax rate	21%	21%
States taxes, net of federal benefit	7%	6%
Tax effect of non-deductible expenses	—%	(1)%
Tax effect of non-taxable income	—%	—%
Changes in valuation allowance	—%	(28)%
Effect of tax amendment	(29)%	177%
Effective tax rate	(1)%	175%

13. NET INCOME/LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Six months ended June 30,
	2023	2024
	$	$
	Unaudited	Unaudited
Numerator:
Numerator for basic and diluted net (loss) income per share	(2,195)	216
Denominator:
Denominator for basic and diluted net (loss) income per share weighted average ordinary shares outstanding	55,525,314	57,127,524

Basic and diluted net (loss) income per share	(0.0395)	0.0038
Basic and diluted net (loss) income per ADS (Note i)	(0.7900)	0.0760

(Note i) In February 2024, the Company changed the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares from one (1) ADS, representing two (2) Class A ordinary shares, to one (1) ADS representing twenty (20) Class A ordinary shares.

Basic (loss) income per share is computed using the weighted average number of the ordinary shares outstanding during the six months ended June 30, 2023 and 2024. Diluted (loss) income per share is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the six months ended June 30, 2023 and 2024.

14. LEASES

The Group has operating leases for classrooms, dormitories, and corporate offices.

The components of lease expense were as follows:

	Six Months ended June 30,
	2023	2024
	$	$
	Unaudited	Unaudited
Operating lease expense	1,171	1,161

Supplemental cash flow information related to leases was as follows:

	Six Months ended June 30,
	2023	2024
	$	$
	Unaudited	Unaudited
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	809	622

Supplemental balance sheet information related to leases was as follows:

	Six Months ended June 30,
	2023	2024
	Unaudited	Unaudited
Weighted-average Remaining Lease Term
Operating leases	2.67 Years	1.70 Years
Weighted-average Discount Rate
Operating leases	4.25%	4.32%

The Group’s lease agreements do not have a readily determinable discount rate. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of June 30, 2023 and 2024, respectively.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of June 30, 2023 and 2024, respectively.

As of June 30, 2024, maturities of lease liabilities were as follows:

Amount
$
Unaudited
For the six months ending December 31, 2024 (remaining)	3,549
For the year ending December 31,
2025	2,415
2026	465
2027	31
2028	9
Total lease payments	6,469
Less: interest	(153)
Total	6,316
Less: current portion	(2,325)
Non-current portion	3,991

As of June 30, 2024, the Group had no material operating or finance leases that had not yet commenced.

15. RELATED PARTY TRANSACTIONS

In January 2024, Ambow made a borrowing of $200 from a member of the management team of the Company and repaid the borrowing by the end of March 2024.

16. CONTINGENCIES

In July 2024, NewSchool of Architecture & Design, LLC (“NewSchool”), a subsidiary of the Group, had a disagreement with Art Block Investors, LLC, BroArt, LLC, Art Block MF, LLC, PREF Art Block, LLC (the “Landlord”), regarding the campus lease, which is currently in litigation. NewSchool is actively working with an experienced legal team to resolve the dispute. Classes remain in session without any interruptions to courses or enrollment at this time. A reasonable estimate of the amount of any possible loss or range of loss cannot be made at this time.

17. SUBSEQUENT EVENTS

On December 20, 2024, the Annual General Meeting of Shareholders of Ambow approved to ratify the adoption of the Company’s 2024 Equity Incentive Plan for the purpose of granting share-based compensation awards to employees, directors, officers and consultants to incentivize their performance and align their interests.